Exhibit 99.1

Envigado, July 09, 2024

PAYMENT OF DIVIDENDS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that, in accordance with the profit distribution proposal approved by the General Shareholders' Meeting at its ordinary meeting held on March 21, 2024, and the relevant information published by the Company on April 18, the second installment of dividend payments in Colombia, equivalent to COP 7,571,445,337, will be paid today.